U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Report for the Six Months Ended June 30, 2023

(December 11, 2023)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "SRL" are to Scully Royalty Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each are referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2023 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six months ended June 30, 2023 and the annual audited financial statements and notes thereto of SRL for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Non-IFRS Financial Measures

This document includes "non-IFRS financial measures", that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure "EBITDA".

EBITDA is defined as earnings before interest (finance costs), taxes, depreciation and amortization. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and EBITDA eliminates the non-cash impact.

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net income from continuing operations to EBITDA, please see "Results of Operations".

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, the plans and prospects regarding the mine underlying our royalty interest, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in SRL's annual report on Form 20-F for the year ended December 31, 2022. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(i)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes multiple projects in resources and services; and (iii) Merchant Banking, which comprises regulated merchant banking activities.

Management is committed to a plan to rationalize its Industrial and Merchant Banking interests over a period of time, and substantial progress has been made on both projects. These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. This plan is expected to simplify the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses. As part of this commitment, in the first half of 2023, we completed the sale of our hydrocarbon interests. Please see "Recent Developments" for further information.

Royalty

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The current operator of the mine commenced mining operations in 2019.

Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

Subsequent to June 30, 2023, the operator of the Scully iron ore mine commenced proceedings under the Companies' Creditors Arrangement Act ("CCAA"). See "Recent Developments".

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets with a focus on East Asia.

Other production and processing assets in this segment include a hydro-electric power plant located in Africa. In the first half of 2023, the Industrial segment includes our former hydrocarbon assets, which we sold in the first half of 2023. See "Recent Developments". The Industrial segment generated 29% of our revenues in the six months ended June 30, 2023.

We make proprietary investments as part of our overall activities in the Industrial segment and we seek to realize gains on such investments over time. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized, often as a result of financial or other distress affecting them. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Merchant Banking

Our Merchant Banking segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking in Europe, including the activities of our licensed European bank (the "Bank").

The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. Generally, the Bank earns fees from provisions of a range of financial and consultancy services to the customers and investment income.

In addition, we hold interests in two industrial real estate parks in Europe for sale in the ordinary course of business or as investment property.

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income and total assets for the six months ended June 30, 2023.

Recent Developments

Update on the Scully Iron Ore Mine

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In the first half of 2023, the Platts 65% Fe Index sold at approximately a 12% (US$14) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully iron ore mine for the periods indicated:

	Six Months Ended June 30,
	2023	2022

	(tonnes)
Iron Ore Products Shipped	1,665,134	1,691,184

In November 2022, the operator of the mine announced that it had completed a US$15 million preferred share financing, and in January 2023 announced the closing of an advance payments facility which provided for advance payments of up to US$35 million against future deliveries of concentrate. Then, in May 2023, Tacora announced that it had completed the sale of US$27 million of senior secured priority notes.

Subsequent to June 30, 2023, the operator of the Scully iron ore mine commenced proceedings under CCAA, including obtaining a US$75 million debtor-in-possession loan facility which it disclosed would enable it to continue operating the mine in the ordinary course until a transaction or restructuring is completed. The Company currently has various outstanding claims against the operator that are the subject of a stay under the proceedings, including royalties for the second quarter of 2023 of approximately $4.7 million, royalties for the third quarter of 2023 of $8.0 million and a disputed claim for previously underpaid royalties which was subject to arbitration. The CCAA proceedings are ongoing. An outstanding invoice of $0.5 million as at June 30, 2023 was paid after the end of the reporting period.

Sparkasse Bank Malta

On March 7, 2022, we announced that our subsidiary, Merkanti Holding plc, entered into a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., the Maltese parent company of Sparkasse Bank. Due to timing and the change in global interest rate policy during the period (with its corresponding effect on asset prices), the parties mutually terminated the agreement subsequent to June 30, 2023.

Sale of Hydrocarbon Assets

In the first half of 2023, we completed the sale of all of our hydrocarbon interests located in Alberta in consideration of $25.0 million, subject to certain customary adjustments, including adjustment for an economic effective date of April 1, 2022. At closing, we received $18.2 million in cash consideration (net of GST) after certain customary adjustments and subsequent to June 30, 2023, we received an additional $1.8 million payment. These hydrocarbon assets were classified as held for sale as of December 31, 2022 and we recognized an impairment reversal of $1.2 million in the six months ended June 30, 2023.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2023 and 2022 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations in our merchant banking and industrial segments may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at June 30, 2023, the Canadian dollar was stronger by 0.1% against the Euro from the end of 2022. We recognized a net $2.3 million currency translation adjustment loss under accumulated other comprehensive income within equity in the six months ended June 30, 2023, compared to $6.3 million in the comparative period of 2022. In addition, we recognized a net loss of $83,000 on exchange differences on foreign currency transactions in our consolidated statement of operations in the six months ended June 30, 2023, compared to a net gain of $3.0 million in the comparative period of 2022.

In the first half of 2023, the demand for iron ore decreased alongside global steel production. According to the World Steel Association, global crude steel production in the first half of 2023 decreased approximately 1% compared to the first half of 2022. The 65% Fe iron ore price, as reported by Platts, decreased by 20% to an average US$132 per tonne for the first half of 2023, compared to an average of US$165 in the same period of 2022.

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2023	2022

	(In thousands, except per share amounts)
Revenue	$26,506	$36,077
Costs of sales and services	9,477	15,835
Selling, general and administrative expenses	11,552	11,124
Finance costs	941	929
Impairment loss on property, plant and equipment	-	402
Exchange differences on foreign currency transactions, net loss (gain)	83	(2,999)
Net income(1)	890	3,912
Net income(1) per share:
Basic	0.06	0.26
Diluted	0.06	0.26

Notes:

(1)	Attributable to our shareholders.

The following table provides a breakdown of revenue for each of the periods indicated:

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Merchant Banking products and services	$21,119	$29,235
Interest	1,253	2,884
Dividend income	89	198
Other, including medical and real estate sectors	4,045	3,760
Revenue	$26,506	$36,077

During the six months ended June 30, 2023, royalty revenue (which is included in Merchant Banking products and services) represented 56% of total revenue, compared to 50% in the comparative period of 2022.

The following is a breakdown of our revenue by segment for each of the periods indicated:

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Royalty	$15,047	$18,250
Industrial	7,664	15,840
Merchant Banking	3,795	1,987
Revenue	$26,506	$36,077

In the first half of 2023, 17% of our revenue was from Europe, 74% was from the Americas and 9% was from Asia, Africa and other regions.

In the first half of 2023, our proportionate revenue by product was 75% from iron ore royalties, 17% from hydrocarbons and 8% from other.

Based upon the average exchange rates for the first half of 2023, the Canadian dollar weakened by approximately 4.6% in value against the Euro compared to the same period of 2022.

Revenue for the first half of 2023 decreased to $26.5 million from $36.1 million in the same period of 2022, mainly as a result of a decrease in royalty income and Industrial revenues that primarily resulted from the disposition of our hydrocarbon assets in the first half of 2023.

Revenue for our Royalty segment for the first half of 2023 decreased to $15.0 million from $18.3 million in the same period of 2022, primarily as a result of a weaker iron ore pricing environment during the period and, to a lesser extent, lower production at the Scully iron ore mine.

Revenue for our Industrial segment for the first half of 2023 decreased to $7.7 million from $15.8 million in the same period of 2022, primarily as a result of the disposition of our hydrocarbon assets in the first half of 2023.

Revenue for our Merchant Banking segment for the first half of 2023 increased to $3.8 million from $2.0 million in the same period of 2022. The increase primarily resulted from increased merchant banking activities during the period.

Costs of sales and services decreased to $9.5 million from $15.8 million for the same period in 2022, primarily as a result of the disposition of our hydrocarbon assets and an impairment reversal of $1.2 million on assets held for sale in the first half of 2023.

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Merchant banking products and services	$7,839	$13,121
Reversal of credit losses	(41)	(1)
Fair value loss on a loan payable measured at FVTPL	238	176
Other	1,441	2,539
Total costs of sales and services	$9,477	$15,835

For the six months ended June 30, 2023 and 2022, we incurred a fair value loss on a long-term loan payable measured at fair value through profit or loss ("FVTPL") of $0.2 million.

In the first half of 2023, we recognized other costs of sales and services of $1.4 million relating to medical supplies and real estate and other, compared to $2.5 million in the same period of 2022.

Selling, general and administrative expenses increased to $11.6 million in the first half of 2023 from $11.1 million in the same period of 2022.

In the first half of 2023, we recognized a net foreign currency transaction loss of $83,000, compared to a net gain of $3.0 million in the same period of 2022, in our consolidated statement of operations. The foreign currency transaction gain or loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $0.7 million in the first half of 2023, compared to $3.4 million in the same period of 2022. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2023 was $0.3 million, compared to $0.3 million income tax refunded in cash in the same period of 2022. We also recognized resource property revenue tax expense of $2.9 million in the first half of 2023, compared to $3.5 million in the same period of 2022. The decrease was a result of the lower royalty revenue in the current period.

Overall, we recognized an income tax expense of $3.6 million (income tax expense of $0.7 million and resource property revenue taxes of $2.9 million) in the first half of 2023, compared to income tax expense of $6.9 million (income tax expense of $3.4 million and resource property revenue taxes of $3.5 million) in the same period of 2022.

In the first half of 2023, our net income attributable to shareholders was $0.9 million or $0.06 per share on a basic and diluted basis, compared to a net income of $3.9 million or $0.26 per share on a basic and diluted basis, in the same period of 2022.

In the first half of 2023, our EBITDA was $9.1 million, compared to $17.0 million in the first half of 2022.

The following is a reconciliation of our net income to EBITDA for each of the periods indicated:

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Net income	$838	$3,881
Taxes	3,615	6,905
Finance costs	941	929
Amortization, depreciation & depletion	3,742	5,307
EBITDA	$9,136	$17,022

Please see "Non-IFRS Financial Measures" for additional information.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern;

•	to position ourselves to generate returns for and distribute dividends to our shareholders;

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2023	2022

	(In thousands, except ratio amounts)
Total debt(1)	$35,585	$35,538
Less: cash	(88,673)	(63,717)
Net debt	Not applicable	Not applicable
Shareholders' equity	320,600	325,158
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt at June 30, 2023 and December 31, 2022 included bonds payable and did not include: (a) a non-interest bearing loan payable of $7.5 million as at June 30, 2023 and $7.4 million as at December 31, 2022 which is measured at FVTPL and does not have a fixed repayment date. See "Financial Position"; and (b) long-term lease liabilities of $0.1 million as at June 30, 2023 and $0.3 million as at December 31, 2022, recognized as a consequence of IFRS 16, Leases.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2023 and December 31, 2022. Our net debt-to-equity was not applicable as we had a net cash balance as at June 30, 2023 and December 31, 2022.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2023	2022

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$35,585	$35,538
Shareholders' equity	320,600	325,158
Long-term debt-to-equity ratio	0.11	0.11

Note:

(1)	See note in table above.

During the first half of 2023, our strategy, which remained unchanged from the same period of 2022, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.11 as at June 30, 2023 and December 31, 2022.

Cash Flows

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of operations of the mine underlying our royalty interest, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Cash flows provided by operating activities	$30,283	$14,584
Cash flows provided by investing activities	32	1,928
Cash flows used in financing activities	(3,613)	(8,353)
Exchange rate effect on cash	(1,746)	(1,860)
Increase in cash	$24,956	$6,299

Cash Flows from Operating Activities

Operating activities provided cash of $30.3 million in the six months ended June 30, 2023, compared to $14.6 million in the same period of 2022. A decrease in assets held for sale as a result of the sale of the hydrocarbon assets provided cash of $18.0 million in the first half of 2023, compared to $nil in the same period of 2022. A decrease in short term securities provided cash of $15.0 million in the first half of 2023, compared to $0.5 million in the same period of 2022. An increase in income tax liabilities provided cash of $4.4 million in each of the six months ended June 30, 2023 and 2022. An increase in receivables used cash of $6.2 million in the first half of 2023, compared to a decrease in receivables providing cash of $2.5 million in the same period of 2022.

Cash Flows from Investing Activities

Investing activities provided cash of $32 thousand in the six months ended June 30, 2023, compared to $1.9 million in the same period of 2022. Proceeds from the sale of investment property provided cash of $0.1 million in the first half of 2023, compared to $2.2 million in the same period of 2022. In the first half of 2023, purchases of property, plant and equipment, net used cash of $0.1 million, compared to $0.3 million in the same period of 2022.

Cash Flows from Financing Activities

Cash used in financing activities was $3.6 million in the six months ended June 30, 2023, compared to $8.4 million in the same period of 2022. In the first half of 2023, dividends paid used cash of $3.4 million, compared to $8.6 million in the same period of 2022, and stock option exercises provided cash of $nil, compared to $0.4 million in the same period of 2022. In the first half of 2023 and 2022, reductions in lease liabilities used cash of $0.2 million.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30, 2023	December 31, 2022

	(In thousands)
Cash	$88,673	$63,717
Short-term securities	14,585	30,293
Trade receivables	1,698	3,829
Tax receivables	705	631
Other receivables	52,480	43,502
Inventories	803	840
Restricted cash	303	365
Deposits, prepaid and other	1,740	1,688
Assets held for sale	-	34,743
Total current assets	160,987	179,608
Working capital	135,887	136,636
Total assets	452,533	475,477

Account payables and accrued expenses	19,232	21,099
Income tax liabilities	5,868	1,515
Liabilities relating to assets held for sale	-	20,358
Total current liabilities	25,100	42,972
Bonds payable, long-term	35,585	35,538
Loan payable, long-term	7,495	7,424
Deferred income tax liabilities	56,417	56,570
Total liabilities	124,849	142,970
Shareholders' equity	320,600	325,158

We maintain an adequate level of liquidity, with a portion of our assets held in cash. This provides us with flexibility in managing our continuing business.

As at June 30, 2023, cash increased to $88.7 million from $63.7 million as at December 31, 2022. The increase was primarily the result of cash provided from operating activities and the disposition of securities and assets held for sale.

We had short-term securities of $14.6 million as at June 30, 2023 and $30.3 million as at December 31, 2022, which comprised of government and other securities.

Trade receivables and other receivables were $1.7 million and $52.5 million, respectively, as at June 30, 2023, compared to $3.8 million and $43.5 million, respectively, as at December 31, 2022. Trade receivables primarily consisted of product sales from our Merchant Banking and Industrial segments. Included in other receivables were receivables of $4.7 million related to our iron ore royalty interest. Other receivables included a loan of $6.7 million and aggregate current receivables of $35.6 million as at June 30, 2023 from a related party. See "Transactions with Related Parties" for further information.

Deposits, prepaid and other assets were $1.7 million as at each of June 30, 2023 and December 31, 2022.

Inventories were $0.8 million as at each of June 30, 2023 and December 31, 2022.

Current tax receivables, consisting primarily of value-added taxes and income tax recovery, were $0.7 million as at June 30, 2023 and $0.6 million as at December 31, 2022.

Account payables and accrued expenses were $19.2 million as at June 30, 2023, compared to $21.1 million as at December 31, 2022.

We had current income tax liabilities of $5.9 million as at June 30, 2023, compared to $1.5 million as at December 31, 2022.

We had bonds payable of $35.6 million as at June 30, 2023 and $35.5 million as at December 31, 2022.

We had a non-interest bearing loan payable, which is measured at FVTPL, of $7.5 million as at June 30, 2023, compared to $7.4 million as at December 31, 2022. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar instruments.

As at June 30, 2023, we had deferred income tax liabilities of $56.4 million, compared to $56.6 million as at December 31, 2022. These deferred income tax liabilities primarily relate to difference in the tax basis and the carrying value of our iron ore royalty.

In the first half of 2023, in connection with the disposition of our hydrocarbon assets, assets held for sale and liabilities relating to assets held for sale each decreased to $nil from $34.7 million and $20.4 million as at December 31, 2022.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future within our merchant banking and industrial segments. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the six months ended June 30, 2023, we reported a net $2.3 million currency translation adjustment loss under other comprehensive income within equity. This compared to a net loss of $6.3 million in the same period of 2022. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out obligations and commitments, including contractual obligations, bonds payable and loan payable measured at fair value as at December 31, 2022.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Lease liabilities	$412	$317	$-	$-	$729
Bonds payable	1,446	2,892	36,984	-	41,322
Loan payable(3)	-	-	-	7,424	7,424
Total	$1,858	$3,209	$36,984	$7,424	$49,475

Notes:

(1)	Includes principal and interest, except for loan payable which is measured at FVTPL.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	Consists of a U.S. dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at FVTPL. The undiscounted contractual amount due to the former subsidiary out of surplus cash of the applicable subsidiary note holder is $57.0 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2022. The total amount due on December 31, 2022 or within 12 months thereafter is $nil. The actual repayment may be materially different from the amount disclosed herein. See "Financial Position" for further information.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

Inflation has had a minimal impact on our costs of sales and services and selling, general administrative expenses over the last two fiscal years. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2022, for a discussion of the significant accounting policies.

In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than assets held for sale and deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of goodwill, if any, and non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Valuation of Investment Property

Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or incorrect assumptions related to any of these items could materially impact these valuations.

Assets Held for Sale and Discontinued Operations

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

We measure a disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell. We recognize an impairment loss for any initial or subsequent write-down of the disposal group to fair value less costs to sell, to the extent that it has not been recognized.

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa. Generally, management determines whether a component is a discontinued operation or not based on the contribution of the component to our net income (loss), net assets, or gross assets. Management does not view revenue as a major factor in determining whether a component is a discontinued operation or not because the revenue factor does not contribute any real economic benefits to us.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, which establishes a single forward-looking expected loss impairment model.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, our management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a forward-looking basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties comprised of an iron ore royalty interest with an aggregate carrying amount of $199.4 million as at June 30, 2023.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In the first half of 2023, we did not recognize any impairment in respect of our interests in resource properties.

Our iron ore reserves are estimates of the amount of product that can be economically and legally extracted from our mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of our interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in our rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $27.1 million as at June 30, 2023, consisting mainly of a power plant. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

Taxation

We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing. The income tax filings of the companies in our group are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities for previous periods or in the future. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, we believe that we have an adequate provision for income taxes based on available information.

We recognized deferred income tax assets of $9.8 million as at June 30, 2023. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 23 to our audited consolidated financial statements for the year ended December 31, 2022 and Note 9 to our condensed consolidated financial statements for the six months ended June 30, 2023 for further information.

Accounting Changes in 2023

The Company adopted the following accounting amendments effective January 1, 2023:

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts;

•	Amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, requiring the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarifying how to distinguish changes in accounting policies from changes in accounting estimates; and

•	Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

The adoption of these standards did not have a material impact on the Company’s interim consolidated financial statements for the six months ended June 30, 2023.

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following amendments to existing standards that will become effective in future years:

•	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifying the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifying the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and deferring the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Company’s consolidated financial statements; and

•	Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after 1 January 2024.

Management is assessing the impacts, if any, the amendments to existing standards will have on the Company and does not expect that there will be material effects from these amendments on the Company’s consolidated financial statements.

Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's publicly traded securities or the bonds of a subsidiary.

	Six Months Ended
	June 30,
	2023	2022

	(In thousands)
Dividends income	$89	$198
Fee Income	422	-
Interest income	47	-
Royalty expenses	(366)	(372)
Fee expenses	(20)	(59)
Recovery (reimbursements) of expenses, primarily including employee benefits and lease and office expenses	411	(774)

From time to time we have entered into arrangements with a company controlled by our Chairman to assist us to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to these arrangements, as at June 30, 2023, we held: (i) an indemnification asset of $6.7 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a non-interest-bearing loan to such company of $0.9 million, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for our benefit; and (iii) current account receivables of $34.7 million. We also had current account payables of $1.6 million due to the aforesaid affiliate as at June 30, 2023.

In addition, pursuant to these arrangements, during the six months ended June 30, 2023 and 2022, respectively, we recovered and reimbursed such company $0.4 million and $0.8 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.4 million during each of the six months ended June 30, 2023 and 2022 that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine. During the period, we received $0.1 million of dividends from this interest.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Please refer to Note 26 of our audited consolidated financial statements for the year ended December 31, 2022, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2022.

Outstanding Share Data

Our share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "SRL". As of June 30, 2023, we had 14,822,251 Common Shares and 1,839,977 stock options issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at June 30, 2023. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our then Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments and litigation related thereto.

The Company and certain subsidiaries have been named as defendants in a legal action relating to a guarantee of the former parent of the Group. Management believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome. The claim amounted to approximately $116.7 million (€80.8 million), plus interest and costs, as at June 30, 2023, compared to $116.8 million (€80.8 million), plus interest and costs, as at December 31, 2022.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at June 30, 2023. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 23 to our audited consolidated financial statements for the year ended December 31, 2022 and Note 9 to our condensed consolidated financial statements for the six months ended June 30, 2023 for further information.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

•	our financial results may fluctuate substantially from period to period;

•	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

•	we are subject to global economic, market and business risks with respect to the current COVID-19 pandemic;

•	our business is highly competitive;

•	if we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected;

•	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

•	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

•	the operation of the iron ore mine underlying our royalty interest is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

•	our activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

•	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

•	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

•	if the fair values of our long-lived assets or their recoverable amounts fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

•	derivative transactions may expose us to unexpected risk and potential losses;

•	the operations of our banking subsidiary are subject to regulation, which could adversely affect our business and operations;

•	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

•	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

•	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

•	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

•	we may substantially increase our debt in the future;

•	as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

•	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

•	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

•	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

•	future environmental and reclamation obligations respecting our resource properties and interests may be material;

•	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

•	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

•	restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment;

•	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

•	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

•	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares; and

•	investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedarplus.ca.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scully Royalty Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended June 30, 2023.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of Scully Royalty Ltd. as at June 30, 2023 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six months ended June 30, 2023 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Scully Royalty Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash	$88,673	$63,717
Securities	14,585	30,293
Trade receivables	1,698	3,829
Tax receivables	705	631
Other receivables	52,480	43,502
Inventories	803	840
Restricted cash	303	365
Deposits, prepaid and other	1,740	1,688
Assets held for sale	-	34,743
Total current assets	160,987	179,608
Non-current Assets
Securities	2,283	2,435
Real estate for sale	12,908	12,920
Investment property	31,751	31,850
Property, plant and equipment	27,052	28,871
Interests in resource properties	199,395	201,802
Deferred income tax assets	9,812	9,677
Other	8,345	8,314
Total non-current assets	291,546	295,869
	$452,533	$475,477
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$19,232	$21,099
Income tax liabilities	5,868	1,515
Liabilities relating to assets held for sale	-	20,358
Total current liabilities	25,100	42,972
Long-term Liabilities
Bonds payable	35,585	35,538
Loan payable	7,495	7,424
Deferred income tax liabilities	56,417	56,570
Other	252	466
Total long-term liabilities	99,749	99,998
Total liabilities	124,849	142,970
Equity
Capital stock, fully paid	19	19
Additional paid-in capital	313,070	313,070
Treasury stock	(2,643)	(2,643)
Contributed surplus	18,558	18,687
Deficit	(33,901)	(31,499)
Accumulated other comprehensive income	25,497	27,524
Shareholders' equity	320,600	325,158
Non-controlling interests	7,084	7,349
Total equity	327,684	332,507
	$452,533	$475,477

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2023	2022
Gross Revenues	$26,506	$36,077

Costs and expenses:
Costs of sales and services	9,477	15,835
Selling, general and administrative	11,552	11,124
Finance costs	941	929
Impairment loss on property, plant and equipment	-	402
Exchange differences on foreign currency transactions, net loss (gain)	83	(2,999)
	22,053	25,291

Income before income taxes	4,453	10,786
Income tax expense
Income taxes	(697)	(3,369)
Resource property revenue taxes	(2,918)	(3,536)
	(3,615)	(6,905)
Net income for the period	838	3,881

Net loss attributable to non-controlling interests	52	31
Net income attributable to owners of the parent company	$890	$3,912

Earnings per share
Basic	$0.06	$0.26
Diluted	$0.06	$0.26

Weighted average number of common shares outstanding
— basic	14,822,251	14,799,801
— diluted	14,822,272	14,882,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

(Canadian Dollars in Thousands)

	2023	2022
Net income for the period	$838	$3,881
Other comprehensive loss, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(2,328)	(6,346)
Net exchange difference	(2,328)	(6,346)
Fair value gain (loss) on securities at fair value through other comprehensive income	85	(291)
Reclassification (reversal) of impairment charge to statements of operations	3	(1)
Net fair value gain (loss) on securities at fair value through other comprehensive income
	88	(292)
	(2,240)	(6,638)
Total comprehensive loss for the period	(1,402)	(2,757)
Comprehensive loss (income) attributable to non-controlling interests	265	(139)
Comprehensive loss attributable to owners of the parent company	$(1,137)	$(2,896)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	(Deficit) Retained Earnings	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustment	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at January 1, 2023	14,899,530	$313,089	(77,279)	$(2,643)	$18,687	$(31,499)	$(850)	$28,374	$325,158	$7,349	$332,507
Net income (loss)	-	-	-	-	-	890	-	-	890	(52)	838
Forfeiture of stock options	-	-	-	-	(129)	129	-	-	-	-	-
Cash dividends paid	-	-	-	-	-	(3,421)	-	-	(3,421)	-	(3,421)
Net fair value gain	-	-	-	-	-	-	88	-	88	-	88
Net exchange differences	-	-	-	-	-	-	-	(2,115)	(2,115)	(213)	(2,328)
Balance at June 30, 2023	14,899,530	$313,089	(77,279)	$(2,643)	$18,558	$(33,901)	$(762)	$26,259	$320,600	$7,084	$327,684

Balance at January 1, 2022	14,856,581	$312,487	(77,279)	$(2,643)	$18,988	$9,078	$70	$27,620	$365,600	$6,934	$372,534
Net income (loss)	-	-	-	-	-	3,912	-	-	3,912	(31)	3,881
Collection of share subscription receivables from non-controlling interests	-	-	-	-	-	-	-	-	-	21	21
Exercises of stock options	42,949	602	-	-	(196)	-	-	-	406	-	406
Cash dividends paid	-	-	-	-	-	(8,607)	-	-	(8,607)	-	(8,607)
Net fair value loss	-	-	-	-	-	-	(292)	-	(292)	-	(292)
Net exchange differences	-	-	-	-	-	-	-	(6,516)	(6,516)	170	(6,346)
Balance at June 30, 2022	14,899,530	$313,089	(77,279)	$(2,643)	$18,792	$4,383	$(222)	$21,104	$354,503	$7,094	$361,597

Total comprehensive (loss) income for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2023	$(1,137)	$(265)	$(1,402)
2022	$(2,896)	$139	$(2,757)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

(Canadian Dollars in Thousands)

	2023	2022
Cash flows from operating activities:
Net income for the period	$838	$3,881
Adjustments for:
Amortization, depreciation and depletion	3,742	5,307
Exchange differences on foreign currency transactions	83	(2,999)
Loss on securities	958	502
Deferred income taxes	(3,899)	(972)
Interest accretion	193	210
Change in fair value of a loan payable measured at FVTPL	238	176
Reversal of credit losses	(41)	(1)
Impairment loss on property, plant and equipment	-	402
Write-offs of payables	(317)	-
Changes in operating assets and liabilities:
Short term securities	15,038	476
Receivables	(6,161)	2,455
Restricted cash	62	(104)
Inventories	36	112
Deposits, prepaid and other	(58)	(623)
Assets held for sale, net of related liabilities	18,019	-
Account payables and accrued expenses	(1,452)	1,609
Income tax liabilities	4,351	4,414
Other	(1,347)	(261)
Cash flows provided by operating activities	30,283	14,584
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(70)	(310)
Proceeds from sale of investment property	102	2,238
Cash flows provided by investing activities:	32	1,928
Cash flows from financing activities:
Reductions in lease liabilities	(192)	(173)
Dividends paid	(3,421)	(8,607)
Shares issued for exercises of stock options	-	406
Collection of share subscription receivables from non-controlling interests	-	21
Cash flows used in financing activities	(3,613)	(8,353)
Exchange rate effect on cash	(1,746)	(1,860)
Increase in cash	24,956	6,299
Cash, beginning of period	63,717	54,873
Cash, end of period	$88,673	$61,172

Represented by:
Cash	88,673	60,172
Cash-in-transit	-	1,000
	$88,673	$61,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 1.  Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these consolidated financial statements. The Groups's core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company's primary business office is Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These condensed consolidated financial statements include the accounts of Scully and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts). References to "US$" herein are to United States dollars.

This interim financial report has been prepared by Scully in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the six months ended June 30, 2023 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). Except those accounting changes in 2023 as indicated in Note 3, the same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual consolidated financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual consolidated financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of Scully, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in Scully 's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's iron ore royalty activities involve seasonality and cyclicality.

Note 3. Accounting Policy Developments

Accounting Changes in 2023

The Group adopted the following accounting amendments effective January 1, 2023:

•           IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts;

•          Amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, requiring the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarifying how to distinguish changes in accounting policies from changes in accounting estimates; and

•          Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 3. Accounting Policy Developments (Continued)

The adoption of these standards did not have a material impact on the Group's interim consolidated financial statements for the six months ended June 30, 2023.

Future Accounting Changes

The IASB has issued the following amendments to existing standards that will become effective in future years:

•          Amendments to IAS 1 - Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifying the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifying the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and deferring the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements; and

•          Amendments to IFRS 16, Leases -Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after 1 January 2024.

Management is assessing the impacts, if any, the amendments to existing standards will have on the Group and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

Note 4.  Business Segment Information

The Group's assets include its iron ore royalty, financial services and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

The Group currently has three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group's operating results are currently categorized into the following operating segments: Royalty, Industrial, Merchant Banking and All Other segments which include corporate activities.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Royalty segment includes an interest in the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada. The Group’s Industrial segment includes projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, with a focus on East Asia. The Group's Industrial segment's hydrocarbon assets, which were classified as held for sale as at December 31, 2022, were sold during the six months ended June 30, 2023. The Group recognized an impairment reversal of $1,247 on its assets held for sale. The Group's Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking businesses with a focus on Europe. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 4.  Business Segment Information (Continued)

The All Other segment includes the Group’s corporate and small entities whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company's audited consolidated financial statements for the year ended December 31, 2022. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group’s All Other segment.

Segment Operating Results

	Six Months ended June 30, 2023
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$15,047	$7,664	$3,795	$-	$26,506
Intersegment sale	-	465	2,338	-	2,803
Interest expense	4	122	815	-	941
Income (loss) before income taxes	8,784	1,181	898	(6,410)	4,453

	Six Months ended June 30, 2022
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$18,250	$15,840	$1,987	$-	$36,077
Intersegment sale	-	377	3,082	-	3,459
Interest expense	-	138	791	-	929
Income (loss) before income taxes	13,150	1,524	1,144	(5,032)	10,786

Note 5. Consolidated Statements of Operations

Revenue

The Group's revenue comprised:

Six months ended June 30:	2023	2022
Merchant banking products and services	$21,119	$29,235
Interest	1,253	2,884
Dividend	89	198
Other, including medical and real estate sectors	4,045	3,760
Revenue	$26,506	$36,077

During the six months ended June 30, 2023, royalty revenue (which is included in the merchant banking products and services) from an iron mine operator represented approximately 56% of total revenue (2022: 50%).

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 5. Consolidated Statements of Operations (Continued)

Expenses

The Group's costs of sales and services comprised:

Six months ended June 30:	2023	2022
Merchant banking products and services	$7,839	$13,121
Reversal of credit losses	(41)	(1)
Fair value loss on a loan payable measured at FVTPL	238	176
Other	1,441	2,539
Total costs of sales and services	$9,477	$15,835

Note 6.  Dividends Paid

A dividend of $0.23 (US$0.17) per common share was paid in US dollars on May 19, 2023 to shareholders of record on May 9, 2023.

Note 7.  Earnings Per Share

Earnings per share data for the six months ended June 30, 2023 and 2022 are summarized as follows:

	2023	2022
Basic income attributable to holders of common shares	$890	$3,912
Effect of dilutive securities:	-	-
Diluted income	$890	$3,912

	2023	2022
Weighted average number of common shares outstanding — basic	14,822,251	14,799,801
Effect of dilutive securities:
Options	21	82,904
Weighted average number of common shares outstanding — diluted	14,822,272	14,882,705

Note 8.  Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's securities or the bonds of Merkanti Holding plc.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 8.  Related Party Transactions (Continued)

The Group had the following transactions with its related parties:

Six months ended June 30:	2023	2022
Dividends income	$89	$198
Fee income	422	-
Interest income	47	-
Royalty expenses	(366)	(372)
Fee expenses	(20)	(59)
Recovery (reimbursements) of expenses, primarily including employee benefits and lease and office expenses	411	(774)

From time to time the Group has entered into arrangements with a company controlled by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to these arrangements, as at June 30, 2023, the Group held: (i) an indemnification asset of $6,717 relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group's subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a non-interest bearing loan to such company of $875 which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit; and (iii) current account receivables of $34,733. The Group also had current account payables and liabilities of $1,598 due to the aforesaid affiliate as at June 30, 2023.

In addition, pursuant to these arrangements, during the six months ended June 30, 2023 and 2022, respectively, the Group recovered from such company $411 and reimbursed $774, respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, the Group had royalty expenses of $366 and $372, respectively, during the six months ended June 30, 2023 and 2022 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 9.  Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group's operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities.

The Company and certain subsidiaries have been named as defendants in a legal action relating to a guarantee of the former parent of the Group. Management believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome. The claim amounted to approximately $116,677 (€80,773), plus interest and costs, as at June 30, 2023, compared to $116,782 (€80,773), plus interest and costs, as at December 31, 2022.

If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

Note 10. Subsequent Events

Business Combination

In March 2022, the Company announced that its subsidiary, Merkanti Holding, the parent of Merkanti Bank Ltd. (“Merkanti Bank”), had signed a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., a company registered in Malta ("Sparkasse Holdings") and the parent of Sparkasse Bank Malta plc ("Sparkasse Bank").

On July 24, 2023, Merkanti Bank, jointly with Anteilsverwaltungssparkasse Schwaz, the parent of Sparkasse Holdings, entered into an agreement to mutually terminate the SPA. Consequently, the transaction did not close. The reason for the termination is not related to any aspect of the regulatory approval process but is related to timing and the change in global interest rate policy during this period.

The termination did not materially impact the financial results of the Group. However, as a result of the termination, the Group impaired minor capitalized costs associated with the transaction in 2023.

Royalty Segment

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator (the "Operator") based on a pre-determined formula.

On October 10, 2023, the Operator announced that it has obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (Commercial List) (the "Court") commencing proceedings (the "CCAA Proceedings") under the Companies' Creditors Arrangement Act (the "CCAA"). The Initial Order includes, among other things: (a) a stay of proceedings in favor of the Operator; (b) approval of the DIP Facility (as described below); and (c) appointment of a monitor of the Operator (in such capacity, the "Monitor").

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023

(Unaudited)

Note 10.  Subsequent Events (Continued)

In connection with the CCAA Proceedings, the Operator has reached agreement for a $75 million debtor-in-possession facility (the "DIP Facility") with a business group which is an existing stakeholder of the Operator and a party to various existing operational agreements with the Operator. The CCAA Proceedings and DIP Facility will enable the Operator to continue operating in the ordinary course and complete a strategic sales and investment solicitation process to pursue alternatives and develop a transaction that will allow the Operator to emerge as a strong and sustainable operation and continue its efforts to ramp up production at the Scully iron ore mine.

During the CCAA Proceedings, operations of the Operator will continue in the normal course. The board of directors of the Operator remains in place and management remains responsible for the day-to-day operations.

As at June 30, 2023, the Group had receivables aggregating $5,179 due from the Operator, which was included in other receivables on the Group's consolidated statement of financial position. After the assessments of all relevant information to the date of the approval of these interim consolidated financial statements, including the payment of an outstanding invoice of approximately $500 subsequent to the period end, management of the Group estimated an expected loss allowance of $nil.

The Group has outstanding claims in the CCAA totaling at least $12.7 million that are currently stayed, including $4.7 million of royalties for the second quarter of 2023, royalties of $8.0 million for the third quarter of 2023, and a disputed claim for previously underpaid royalties which was subject to arbitration.

Note 11. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 9, 2023.

NEWS RELEASE

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD. PUBLISHES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

SHANGHAI (December 11, 2023) . . . Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces it has published its half-year report, including its results for the six months ended June 30, 2023, and other updates, a copy of which has been furnished on Form 6-K to the United States Securities and Exchange Commission (the "Half-Year Report").

Stakeholders are encouraged to read the Company's entire Half-Year Report for a greater understanding of the Company's business and operations.

A copy of the Half-Year Report is available through the Company's website at www.scullyroyalty.com and is available under the Company's profile on EDGAR at www.sec.gov. Shareholders may request a hard copy of the Half-Year Report free of charge, by contacting our investor relations firm at info@scullyroyalty.com.

All stakeholders who have questions regarding the information in the Half-Year Report may book a conference call with the Company's senior management by emailing the Company at info@scullyroyalty.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	December 11, 2023